Thompson & Knight llp

ANN MARIE COWDREY DIRECT DIAL: (214) 969-1221 EMAIL: AnnMarie.Cowdrey@tklaw.com	ATTORNEYS AND COUNSELORS 1700 PACIFIC AVENUE • SUITE 3300 DALLAS, TEXAS 75201-4693 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK SAN ANTONIO ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO VITÓRIA
July 9, 2008
PRIVILEGED AND CONFIDENTIAL
VIA EDGAR TRANSMISSION
AND FACSIMILE
Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
Mail Stop 7010
100 F St., NE
Washington, D.C. 20549-7010
Re: Encore Wire Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed March 7, 2008
Form 10-Q for the quarter ended March 31, 2008
File No. 0-20278
Dear Mr. O’Brien:
     On behalf of Encore Wire Corporation (the “Company”), we have the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 16, 2008 to Frank J. Bilban. Our responses are based upon information provided to us by or on behalf of the Company. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter. In connection with the Company’s responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 9, 2008

Form 10-K for the year ended December 31, 2007
Management’s Discussion and Analysis, page 12
Results of Operations, page 13
1.	In future filings, please expand/revise the discussion of your results of operations for each period presented to address the following items, at a minimum:
•	Quantify the extent to which increases/decreases in volume and/or prices and the introduction of new products attributed to the increase or decrease in net sales. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, quantify the impact of other factors you identify that contributed to fluctuations in net sales and other line items, as appropriate. For example, you introduced armored cable in late 2006 without quantifying the impact the new product had on your net sales for fiscal year 2007 versus fiscal year 2006. Further, you state the percentage by which prices and volumes changed; however, you do not disclose the impact these changes in prices and volumes had on net sales.

•	Provide more analysis of the factors that impact the areas comprising income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, cost of products sold as a percentage of net sales, selling, general and administrative expenses as a percentage of net sales, et cetera, including management’s outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:
•	In your press release for your fourth quarter results, you include an analysis of net sales by residential wire unit sales, commercial wire unit sales, and armored cable unit sales. Such disclosure would appear to be useful information to investors in understanding the trends impacting net sales. Further, you should also include an explanation of the changes in sales for each of those areas. For example, you should explain why residential wire unit sales were down 11.5% in fiscal year 2007 versus fiscal year 2006.

•	Provide an explanation as to why there was a 6% decrease in the average selling prices during fiscal year 2007. In this regard, we note your discussion in your fourth quarter of fiscal year 2007 earnings press release in which you provide a brief summation of the pricing events that occurred throughout fiscal year 2007. However in comparison, there is limited discussion of the pricing issues you faced and the actions you attempted to take and ultimately took regarding pricing and the corresponding impact to your volumes sold, net sales and gross profit margin.

•	Ensure your discussion of your acquisition of copper and the volatility of copper pricing provides investors with sufficient insight to the issues management faced during the year given the significance copper has on your operating results. In this regard, we note your discussion in the

July 9, 2008

fourth quarter of fiscal year 2007 earnings press release that you acquired excess copper during October 2007 at higher price levels than you could have acquired in subsequent periods in fiscal year 2007 and the impact to your operating results.

•	As selling, general and administrative expenses increased in fiscal year 2007 while net sales decreased, please include an explanation for this trend.
Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved to aid investors in better understanding your operating results and expectations for the future. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003, for additional guidance.
Response: The Company notes your comments and confirms that, in future filings, it will, to the extent applicable, expand the discussion of its results of operation for each period presented to address the items above. In particular, the Company will attempt to expand its discussion in future filings of the impact that competitive pricing has on its average sales prices. The Company’s only product line is building wire and its pricing is driven by one price sheet that is dictated by industry competitors. The Company has limited pricing power due to the generic commodity-type product it sells and is forced to match competitive pricing. The Company believes that its competitors have chosen to lower their prices to increase volume in response to the slowdown in construction and the economy.
The Company does not believe that its sales of armored cable were material to its net sales for fiscal year 2007, constituting only 3.4% of the Company’s unit sales for 2007. Further, the Company’s acquisition of copper in October 2007 was immaterial to the full year’s results. However, the Company will continue to evaluate the impact these items have on subsequent periods and, to the extent useful to an investor’s understanding of its financial condition and results of operations, will disclose their impact in future filings.
12. Quarterly Financial Information (Unaudited), page 33
2.	We note that you have recognized a net loss for your fourth quarter of fiscal year 2007. Since you recognized gross profit for this quarter, it does not appear as though this net loss is directly related to the decline in copper, as discussed in MD&A, but rather some other event, transaction, or adjustment recognized in the fourth quarter of fiscal year 2007. In future filings, please include disclosures here or in MD&A for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. Refer to Item 302(A)(3) of Regulation S-K for guidance.
Response: The Company primarily attributes its loss in the fourth quarter of fiscal 2007 to its lowest gross margin (4.8% for the quarter) in the Company’s history as a result of the competitive pricing in the industry. The Company believes that its manufacturing costs and

July 9, 2008

selling, general and administrative expenses were controlled during the fourth quarter of fiscal 2007, as they have been historically. The Company does not attribute any other event, transaction or adjustment to the net loss in the Company’s fourth quarter of fiscal year 2007. In future filings, the Company will expand its disclosures in MD&A to include the impact that low profit margins have on its quarter results. In future filings, the Company will continue to include disclosures in its financial statements for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter, to the extent any of those items exist.
3.	We note that you have recognized lower net sales in your first and fourth quarters of fiscal years 2006 and 2007. As such, it would appear as though you are affected by seasonal trends. In future filings, please include a discussion of the seasonal/cyclical trends that impact your operations. Refer to Item 101(C)(1)(v) of Regulation S-K for guidance.
Response: The Company has observed that over the last decade net sales in the first and fourth quarters of the Company’s fiscal year have generally been lower than net sales in the second and third quarters of such fiscal years, although these variances have not been significant and are due to a variety of reasons. Moreover, this trend was interrupted several times over the last four years. To the extent that the Company’s business is or may be seasonal, the Company will disclose such trends in future filings.
Item 9A. Controls and Procedures, page 34
4.	We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures “...are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(c) and 15d-15(c) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise in future filings, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.
Response: The Company confirms that Daniel L. Jones, the Company’s Chief Executive Officer and Frank J. Bilban, the Company’s Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective to ensure that information required

July 9, 2008

to be disclosed by the Company in its Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008 was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in such reports was accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company will revise its disclosure in future filings to include the correct definition of “disclosure controls and procedures” per Rules 13a-15(c) and 15d-15(c) of the Exchange Act.
Form 10-Q for the quarter ended March 31, 2008
Management’s Discussion and Analysis, page 9
Liquidity and Capital Resources, page 10
5.	We note that accounts receivable is 42% and 44% of total assets as of December 31, 2007, and March 31, 2008, respectively. Further, accounts receivable increased as of December 31, 2007, as compared to December 31, 2006, even though net sales decreased by 5.2%. Finally, accounts receivable increased by 8.6% as of March 31, 2008, versus December 31, 2007, even though the March 31, 2008, quarterly net sales was slightly less than the December 31, 2007, quarterly net sales. As such, please include the days sales outstanding for each period presented and provide an analysis for any material variances in future filings. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.
Response: The Company notes your comment and confirms that, in future filings, it will, expand its discussion for each period presented and, to the extent applicable, provide an analysis for any material variances.
6.	We note that your inventory balance has declined as of December 31, 2007, and March 31, 2008, which has materially impacted operating cash flows. In future filings, please explain why your inventory balances continue to decline.
Response: The Company notes your comment and confirms that, in future filings, it will, to the extent applicable, explain any further declines in inventory balances that materially impact operating cash flows.

Sincerely,
/s/ Ann Marie Cowdrey